# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**August 14, 2017**

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Westmoreland Resource Partners, LP**

**File No. 001-34815 - CF#35366**

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   Westmoreland Resource Partners, LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 4, 2017.

   Based on representations by Issuer, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.2    through December 31, 2021

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Brent J. Fields
          Secretary